SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: July 25, 2006		Signed:	Donald F. Barnhardt

	By:	Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

NEWS
Release Date: July 25, 2006
Release Time: 0530 MDT
CANADIAN PACIFIC RAILWAY PRODUCES SOLID SECOND QUARTER RESULTS
CALGARY – Canadian Pacific Railway (TSX/NYSE: CP) announced that its second quarter net income was $378 million, an increase of $254 million over the same period in 2005. This increase included a $176-million reduction in future income tax expense and a favourable swing in foreign exchange on long-term debt of $58 million.
“CPR faced down a tough second quarter where we saw a reduction of more than $70 million in coal and potash revenues associated with world markets and still produced solid earnings growth,” said Fred Green, CPR President and CEO. “We responded quickly to the drop in volumes with focused initiatives which produced improved yield and reduced expenses. With the success of our balanced scheduled railroad and our recent network capacity investments, we are well positioned for the second half of the year when bulk volumes are expected to increase.”
SUMMARY OF SECOND-QUARTER 2006 COMPARED WITH 2005
➢	Income before foreign exchange gains and losses on long-term debt and other specified items improved 14 per cent to $160 million

➢	Diluted earnings per share before foreign exchange gains and losses on long-term debt and other specified items improved 15 per cent to $1.00

➢	Operating ratio improved 40 basis points to 75.1 per cent, a Q2 best for CPR

➢	Operating expenses, excluding the impact of higher fuel prices, were down more than 2 per cent.
In the second quarter, total revenues improved by 2 per cent with growth in grain, intermodal, automotive, and industrial and consumer products offsetting declines in two key business lines, coal and sulphur and fertilizers where revenues decreased by 28 and 10 per cent respectively. Other revenue improved by $9 million over the same period last year and included the sale of the Latta subdivision, which was a part of planned land sales for 2006.
Operating expenses increased 2 per cent, most of which was attributable to higher fuel prices. The increase in the cost of fuel was largely recovered through a fuel surcharge program. These increases were partially offset by improvements in operations including the implementation of the balanced scheduled railroad, reductions in management staff and co-production initiatives.
SUMMARY OF FIRST HALF 2006 COMPARED WITH 2005
➢	Net income was $489 million, an increase of $285 million over 2005

➢	Income before foreign exchange gains and losses on long-term debt and other specified items was up 24 per cent to $278 million

➢	Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, increased 24 per cent to $1.74

➢	Operating ratio improved 160 basis points to 77.2 per cent

➢	Revenues were up 6 per cent which included double-digit increases in grain, industrial and consumer products, automotive, and intermodal business lines

➢	Operating expenses, excluding the impact of higher fuel prices, decreased slightly in 2006 over 2005.
2006 OUTLOOK
CPR’s outlook for diluted earnings per share in 2006 remains unchanged at a range of $3.60 to $3.85, excluding foreign exchange gains and losses on long-term debt and other specified items, specifically the $176 million income tax benefit due to the rate reduction in the second quarter. The outlook assumes oil prices averaging US$70 per barrel and an average exchange rate of $1.13 per U.S. dollar (US$0.89). This is a revision to our previous assumptions which were oil prices averaging US$66 per barrel and an average exchange rate of $1.14 per U.S. dollar (US$0.88). CPR expects to grow revenue in the range of 5 per cent to 8 per cent and expenses are expected to increase by 3 per cent to 6 per cent in 2006. Capital investment is anticipated to be between $810 million and $825 million in 2006 and free cash is expected to exceed $200 million for the year.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CPR had a foreign exchange gain on long-term debt of $53 million ($41 million after tax) in the second quarter of 2006, compared with a loss of $17 million ($17 million after tax) in the same period of 2005. The second quarter of 2006 included a future income tax benefit of $176 million as a result of a decrease in Canadian federal and provincial income tax rates. There were no other specified items in the second quarter of 2005.
In the first half of 2006, CPR had a foreign exchange gain of $46 million ($34 million after tax), compared with a loss of $20 million ($21 million after tax) in the first half of 2005. Other than the future income tax benefit mentioned above, there were no additional other specified items in the first half of 2006, and there were none in the same period of 2005.
Presentation of non-GAAP earnings
CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends in our business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. In the second quarter and first half of 2006, there were foreign exchange gains on long-term debt and one other specified item.
Earnings that exclude foreign exchange currency translation effects on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.

By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 13,500-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. Canadian Pacific Railway is marking its 125th anniversary in 2006. For more information, visit CPR’s website at www.cpr.ca.
end

Contacts:
Media	Investment Community
Leslie Pidcock	Paul Bell, Vice-President Investor Relations
Tel.: (403) 319-6878	Tel.: (403) 319-3591
e-mail: leslie_pidcock@cpr.ca	e-mail: investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended June 30
	2006	2005
	(unaudited)
Revenues
Freight	$1,086.4	$1,070.2
Other	44.6	35.7

	1,131.0	1,105.9

Operating expenses
Compensation and benefits	321.5	322.2
Fuel	160.1	145.2
Materials	54.5	46.0
Equipment rents	44.4	54.7
Depreciation and amortization	117.8	110.7
Purchased services and other	150.8	156.0

	849.1	834.8

Operating income	281.9	271.1

Other charges (Note 3)	7.7	5.7
Foreign exchange (gains) losses on long-term debt	(52.7)	17.0
Interest expense (Note 4)	48.6	53.2
Income tax (benefit) expense (Note 12)	(99.2)	72.0

Net income	$377.5	$123.2

Basic earnings per share (Note 5)	$2.38	$0.78

Diluted earnings per share (Note 5)	$2.36	$0.77

     See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the six months
	ended June 30
	2006	2005
	(unaudited)
Revenues
Freight	$2,153.6	$2,062.8
Other	87.9	57.2

	2,241.5	2,120.0

Operating expenses
Compensation and benefits	671.4	653.3
Fuel	318.0	279.7
Materials	112.1	104.8
Equipment rents	89.0	103.2
Depreciation and amortization	232.6	220.2
Purchased services and other	307.4	309.0

	1,730.5	1,670.2

Operating income	511.0	449.8

Other charges (Note 3)	14.5	4.7
Foreign exchange (gains) losses on long-term debt	(46.3)	20.1
Interest expense (Note 4)	95.9	104.8
Income tax (benefit) expense (Note 12)	(41.6)	116.3

Net income	$488.5	$203.9

Basic earnings per share (Note 5)	$3.08	$1.28

Diluted earnings per share (Note 5)	$3.04	$1.27

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	June 30	December 31
	2006	2005
	(unaudited)
Assets
Current assets
Cash and short-term investments	$44.3	$121.8
Accounts receivable and other current assets	516.8	524.0
Materials and supplies	182.0	140.1
Future income taxes	105.2	108.0

	848.3	893.9
Investments	68.7	67.3
Net properties	8,839.4	8,790.9
Other assets and deferred charges	1,190.3	1,139.0

Total assets	$10,946.7	$10,891.1

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$936.5	$1,032.8
Income and other taxes payable	42.0	30.2
Dividends payable	29.6	23.7
Long-term debt maturing within one year	165.6	30.0

	1,173.7	1,116.7

Deferred liabilities	724.0	743.5
Long-term debt	2,732.5	2,970.8
Future income taxes	1,603.5	1,674.4

Shareholders’ equity
Share capital (Note 7)	1,174.0	1,141.5
Contributed surplus (Note 7)	110.5	241.6
Foreign currency translation adjustments	64.4	67.5
Retained income	3,364.1	2,935.1

	4,713.0	4,385.7

Total liabilities and shareholders’ equity	$10,946.7	$10,891.1

Commitments and contingencies (Note 11).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended June 30
	2006	2005

	(unaudited)
Operating activities
Net income	$377.5	$123.2
Add (deduct) items not affecting cash:
Depreciation and amortization	117.8	110.7
Future income taxes	(114.7)	68.8
Foreign exchange (gains) losses on long-term debt	(52.7)	17.0
Amortization of deferred charges	4.3	5.0
Restructuring payments	(22.8)	(13.3)
Other operating activities, net	(1.0)	(10.2)
Change in non-cash working capital balances related to operations	(26.0)	48.1

Cash provided by operating activities	282.4	349.3

Investing activities
Additions to properties	(177.3)	(209.3)
(Additions) reductions to investments and other assets (Note 13)	(65.3)	10.6
Net proceeds from disposal of transportation properties	77.6	3.8

Cash used in investing activities	(165.0)	(194.9)

Financing activities
Dividends paid	(29.8)	(21.0)
Issuance of CPR Common Shares	10.7	1.6
Purchase of CPR Common Shares	(98.0)	(12.6)
Net decrease in short-term borrowing	—	(8.6)
Repayment of long-term debt	(3.5)	(256.6)

Cash used in financing activities	(120.6)	(297.2)

Cash position
Decrease in net cash	(3.2)	(142.8)
Net cash at beginning of period	47.5	274.5

Net cash at end of period	$44.3	$131.7

Net cash is defined as:
Cash and short-term investments	$44.3	$131.7

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the six months
	ended June 30
	2006	2005

	(unaudited)
Operating activities
Net income	$488.5	$203.9
Add (deduct) items not affecting cash:
Depreciation and amortization	232.6	220.2
Future income taxes	(70.4)	108.9
Foreign exchange (gains) losses on long-term debt	(46.3)	20.1
Amortization of deferred charges	8.6	10.0
Restructuring payments	(50.6)	(26.3)
Other operating activities, net	0.8	(21.1)
Change in non-cash working capital balances related to operations	(106.5)	(78.2)

Cash provided by operating activities	456.7	437.5

Investing activities
Additions to properties	(369.0)	(352.7)
(Additions) reductions to investments and other assets (Note 13)	(85.0)	1.4
Net proceeds from disposal of transportation properties	81.9	5.5

Cash used in investing activities	(372.1)	(345.8)

Financing activities
Dividends paid	(53.5)	(42.0)
Issuance of CPR Common Shares	49.2	5.7
Purchase of CPR Common Shares	(143.6)	(12.6)
Repayment of long-term debt	(14.2)	(264.1)

Cash used in financing activities	(162.1)	(313.0)

Cash position
Decrease in net cash	(77.5)	(221.3)
Net cash at beginning of period	121.8	353.0

Net cash at end of period	$44.3	$131.7

Net cash is defined as:
Cash and short-term investments	$44.3	$131.7

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the six months
	ended June 30
	2006	2005
	(unaudited)
Balance, January 1	$2,935.1	$2,484.4

Net income for the period	488.5	203.9
Dividends	(59.5)	(44.8)

Balance, June 30	$3,364.1	$2,643.5

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2005 annual consolidated financial statements. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

2	New accounting policy

Effective January 1, 2006, the Company adopted the CICA Accounting Standard Section 3831 “Non-Monetary Transactions”. This standard is applied prospectively to non-monetary transactions occurring on or after that date. The standard requires that assets or liabilities exchanged or transferred in a non-monetary transaction that has commercial substance be valued at fair value with any gain or loss recorded in income. Commercial substance exists when, as a result of the transaction, there is a significant change to future cash flows of the item transferred or the company as a whole. Transactions that lack commercial substance or for which the fair value of the exchanged assets cannot be reliably measured will continue to be accounted for at carrying value. There was no impact to CPR on adoption of this new standard as it is applied prospectively.

3	Other charges

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2006	2005	2006	2005

Amortization of discount on accruals recorded at present value	$2.7	$4.2	$5.2	$8.4
Other exchange losses (gains)	3.4	(1.3)	3.5	(3.3)
Loss on sale of accounts receivable	1.2	0.9	2.3	1.8
Gains on non-hedging derivative instruments	(0.9)	(0.4)	(0.1)	(6.6)
Other	1.3	2.3	3.6	4.4

Total other charges	$7.7	$5.7	$14.5	$4.7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
4	Interest expense

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2006	2005	2006	2005

Interest expense	$50.1	$55.8	$99.1	$110.4
Interest income	(1.5)	(2.6)	(3.2)	(5.6)

Total interest expense	$48.6	$53.2	$95.9	$104.8

5	Earnings per share

At June 30, 2006, the number of shares outstanding was 157.2 million.

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the six months
	ended June 30		ended June 30
(in millions)	2006	2005	2006	2005

Weighted average shares outstanding	158.3	158.9	158.4	158.8
Dilutive effect of stock options	2.0	1.7	2.0	1.6

Weighted average diluted shares outstanding	160.3	160.6	160.4	160.4

(in dollars)

Basic earnings per share	$2.38	$0.78	$3.08	$1.28
Diluted earnings per share	$2.36	$0.77	$3.04	$1.27

For the quarter ended June 30, 2006, 308,850 options (quarter ended June 30, 2005 – no options) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the six months ended June 30, 2006, 305,742 options (six months ended June 30, 2005 – no options) were excluded from the computation of diluted earnings per share because their effects were not dilutive. Under the normal course issuer bid, 1.8 million shares were repurchased during the second quarter of 2006 (2005 – 0.4 million shares), and 2.7 million shares were repurchased during the six months ended June 30, 2006 (2005 – 0.4 million shares).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
6	Restructuring and environmental remediation

At June 30, 2006, the provision for restructuring and environmental remediation was $345.8 million (December 31, 2005 – $398.8 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended June 30, 2006

	Opening					Closing
	Balance				Foreign	Balance
	April 1			Amortization	Exchange	June 30
(in millions)	2006	Accrued	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$240.5	(8.6)	(16.9)	2.6	(1.8)	$215.8
Other non-labour liabilities for exit plans	4.7	0.5	(3.2)	—	(0.2)	1.8

Total restructuring liability	245.2	(8.1)	(20.1)	2.6	(2.0)	217.6

Environmental remediation program	128.9	5.3	(2.7)	—	(3.3)	128.2

Total restructuring and environmental remediation liability	$374.1	(2.8)	(22.8)	2.6	(5.3)	$345.8

Three months ended June 30, 2005

	Opening					Closing
	Balance				Foreign	Balance
	April 1			Amortization	Exchange	June 30
(in millions)	2005	Accrued	Payments	of Discount	Impact	2005

Labour liability for terminations and severances	$261.2	(1.8)	(11.1)	3.2	0.5	$252.0
Other non-labour liabilities for exit plans	6.0	—	(0.1)	0.1	0.1	6.1

Total restructuring liability	267.2	(1.8)	(11.2)	3.3	0.6	258.1

Environmental remediation program	172.4	—	(2.1)	—	1.5	171.8

Total restructuring and environmental remediation liability	$439.6	(1.8)	(13.3)	3.3	2.1	$429.9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
6	Restructuring and environmental remediation (continued)

Six months ended June 30, 2006

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	June 30
(in millions)	2006	Accrued	Payments	of Discount	Impact	2006

Labour liability for terminations and severances	$263.6	(9.7)	(41.7)	5.2	(1.6)	$215.8
Other non-labour liabilities for exit plans	5.8	0.5	(4.3)	—	(0.2)	1.8

Total restructuring liability	269.4	(9.2)	(46.0)	5.2	(1.8)	217.6

Environmental remediation program	129.4	6.4	(4.6)	—	(3.0)	128.2

Total restructuring and environmental remediation liability	$398.8	(2.8)	(50.6)	5.2	(4.8)	$345.8

Six months ended June 30, 2005

	Opening					Closing
	Balance				Foreign	Balance
	Jan. 1			Amortization	Exchange	June 30
(in millions)	2005	Accrued	Payments	of Discount	Impact	2005

Labour liability for terminations and severances	$269.7	(2.0)	(22.9)	6.3	0.9	$252.0
Other non-labour liabilities for exit plans	6.1	(0.1)	(0.1)	0.1	0.1	6.1

Total restructuring liability	275.8	(2.1)	(23.0)	6.4	1.0	258.1

Environmental remediation program	172.9	—	(3.3)	—	2.2	171.8

Total restructuring and environmental remediation liability	$448.7	(2.1)	(26.3)	6.4	3.2	$429.9

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other”. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
7	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months ended June 30
	2006		2005
(in millions)	Number	Amount	Number	Amount

Share capital, April 1	158.6	$1,175.1	158.9	$1,124.7
Shares issued under stock option plans	0.4	12.6	0.1	2.0
Shares repurchased	(1.8)	(13.7)	(0.4)	(3.1)

Share capital, June 30	157.2	$1,174.0	158.6	$1,123.6

	For the six months ended June 30
	2006		2005
(in millions)	Number	Amount	Number	Amount

Share capital, January 1	158.2	$1,141.5	158.8	$1,120.6
Shares issued under stock option plans	1.7	52.7	0.2	6.1
Shares repurchased	(2.7)	(20.2)	(0.4)	(3.1)

Share capital, June 30	157.2	$1,174.0	158.6	$1,123.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
7	Shareholders’ equity (continued)

An analysis of contributed surplus balances is as follows:

	For the three months
	ended June 30
(in millions)	2006	2005

Contributed surplus, April 1	$198.8	$302.7
Stock compensation related to shares issued under stock option plans	2.2	2.0
Shares repurchased	(90.5)	(15.8)

Contributed surplus, June 30	$110.5	$288.9

	For the six months
	ended June 30
(in millions)	2006	2005

Contributed surplus, January 1	$241.6	$300.4
Stock compensation related to shares issued under stock option plans	4.4	4.3
Shares repurchased	(135.5)	(15.8)

Contributed surplus, June 30	$110.5	$288.9

In June 2006, the Company completed the acquisition of Common Shares under the previous normal course issuer bid and filed a new normal course issuer bid to purchase, for cancellation, up to 3.9 million of its outstanding Common Shares. Under the new filing, share purchases may be made during the 12-month period that began June 6, 2006, and ends June 5, 2007. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus. When shares are repurchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. During the second quarter of 2006, 1.8 million shares were repurchased at an average price of $56.62 (2005 — 0.4 million shares were repurchased at an average price of $43.58) and for the six months ended June 30, 2006, 2.7 million shares were repurchased at an average price of $57.01 (2005, 0.4 million shares were repurchased at an average price of $43.58) .

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
8	Stock-based compensation

In 2006, under CPR’s stock option plans, the Company issued 1,423,700 options to purchase Common Shares at the weighted average price of $57.78 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 487,750 stock appreciation rights were issued at the weighted average exercise price of $57.78. Also, all 30,000 unvested Restricted Share Units, issued in 2005, were cancelled.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of June 30:

	2006		2005
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,971,917	$32.07	7,752,080	$29.32
New options granted	1,423,700	57.78	1,548,400	42.05
Exercised	(1,719,412)	28.61	(212,943)	26.62
Forfeited/cancelled	(269,295)	40.09	(92,751)	27.74

Outstanding, June 30	7,406,910	$37.52	8,994,786	$31.59

Options exercisable at June 30	3,541,610	$29.43	2,126,256	$27.31

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the six months
		ended June 30		ended June 30
		2006	2005	2006	2005

Net income (in millions)	As reported	$377.5	$123.2	$488.5	$203.9
	Pro forma	$377.5	$123.0	$488.3	$203.6

(in dollars)

Basic earnings per share	As reported	$2.38	$0.78	$3.08	$1.28
	Pro forma	$2.38	$0.77	$3.08	$1.28

Diluted earnings per share	As reported	$2.36	$0.77	$3.04	$1.27
	Pro forma	$2.36	$0.77	$3.04	$1.27

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
8	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date was $11.9 million for options issued in the first six months of 2006 (first six months of 2005 – $10.0 million). The weighted average fair value assumptions were approximately:

	For the six months
	ended June 30
	2006	2005

Expected option life (years)	4.50	4.50
Risk-free interest rate	4.07%	3.49%
Expected stock price volatility	22%	24%
Expected annual dividends per share	$0.75	$0.53
Weighted average fair value of options granted during the year	$12.98	$9.65

Total Return Swaps

The Company entered into a Total Return Swap (“TRS”), effective in May 2006, in order to reduce the volatility and total cost to the Company over time of two stock based compensation programs, share appreciation rights (“SAR”) and deferred share units (“DSU”). The value of the TRS derivative is linked to the market value of our stock and is intended to mitigate the impact on expenses of share value movements on SARs and DSUs. “Compensation and Benefits” expense on our Statement of Consolidated Income increased by $8.3 million in the second quarter of 2006 due to unrealized losses for these swaps. These losses substantially offset benefits recognized in the SAR and DSU stock based compensation programs due to fluctuations in share price during the period the TRS was in place.

9	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended June 30, 2006, was $30.3 million (quarter ended June 30, 2005 – $21.0 million) and for the six months ended June 30, 2006, was $61.2 million (six months ended June 30, 2005 – $41.4 million).

10	Significant customers

During the first six months of 2006, one customer comprised 12.1% of total revenue (first six months of 2005 – 14.7%). At June 30, 2006, one customer represented 5.8% of total accounts receivable (June 30, 2005 – 9.2%).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(unaudited)
11	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at June 30, 2006, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments

At June 30, 2006, CPR had multi-year capital commitments of $622.5 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2006 through 2016.

Operating lease commitments

At June 30, 2006, minimum payments under operating leases were estimated at $532.4 million in aggregate, with annual payments in each of the next five years of: remainder of 2006 – $67.2 million; 2007 – $108.8 million; 2008 – $80.0 million; 2009 – $53.9 million; 2010 – $39.2 million.

Guarantees

The Company had residual value guarantees on operating lease commitments of $219.3 million at June 30, 2006. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At June 30, 2006, these accruals amounted to $12.7 million.

12	Income tax (benefit) expense

In the second quarter of 2006, federal and provincial legislation was introduced to reduce corporate income tax rates over a period of several years. As a result of these changes, the Company recorded a $176.0 million reduction in future tax liability and income tax expense.

13	(Additions) reductions to investments and other assets

(Additions) reductions to investment and other assets includes the acquisition of $87 million in freight car assets for the six month period ended June 30, 2006 and $66 million for the three month period ended June 30, 2006. These assets were purchased in anticipation of a sale and lease back arrangement with a financial institution.

14	Reclassification

Certain prior period figures have been reclassified to conform with the presentation adopted for the second quarter of 2006.

Summary of Rail Data

Second Quarter					Year-to-date
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%

				Financial (millions, except per share data)

				Revenues
$1,086.4	$1,070.2	$16.2	1.5	Freight revenue	$2,153.6	$2,062.8	$90.8	4.4
44.6	35.7	8.9	24.9	Other revenue	87.9	57.2	30.7	53.7

1,131.0	1,105.9	25.1	2.3		2,241.5	2,120.0	121.5	5.7

				Operating Expenses
321.5	322.2	(0.7)	(0.2)	Compensation and benefits	671.4	653.3	18.1	2.8
160.1	145.2	14.9	10.3	Fuel	318.0	279.7	38.3	13.7
54.5	46.0	8.5	18.5	Materials	112.1	104.8	7.3	7.0
44.4	54.7	(10.3)	(18.8)	Equipment rents	89.0	103.2	(14.2)	(13.8)
117.8	110.7	7.1	6.4	Depreciation and amortization	232.6	220.2	12.4	5.6
150.8	156.0	(5.2)	(3.3)	Purchased services and other	307.4	309.0	(1.6)	(0.5)

849.1	834.8	14.3	1.7		1,730.5	1,670.2	60.3	3.6

281.9	271.1	10.8	4.0	Operating income	511.0	449.8	61.2	13.6

7.7	5.7	2.0	35.1	Other charges	14.5	4.7	9.8	208.5
48.6	53.2	(4.6)	(8.6)	Interest expense	95.9	104.8	(8.9)	(8.5)
65.5	72.2	(6.7)	(9.3)	Income tax expense before foreign exchange (gains) losses on long-term debt and other specified items (2)	122.2	115.7	6.5	5.6

160.1	140.0	20.1	14.4	Income before foreign exchange (gains) losses on long-term debt and other specified items (2)	278.4	224.6	53.8	24.0

				Foreign exchange (gains) losses on long-term debt (FX on LTD)
(52.7)	17.0	(69.7)	—	FX on LTD	(46.3)	20.1	(66.4)	—
11.3	(0.2)	11.5	—	Income tax on FX on LTD (3)	12.2	0.6	11.6	—

(41.4)	16.8	(58.2)	—	FX on LTD (net of tax)	(34.1)	20.7	(54.8)	—

				Other specified items
(176.0)	—	(176.0)	—	Income tax benefits due to Federal and Provincial income tax rate reductions	(176.0)	—	(176.0)	—

$377.5	$123.2	$254.3	206.4	Net income	$488.5	$203.9	$284.6	139.6

				Earnings per share (EPS)
$2.38	$0.78	$1.60	205.1	Basic earnings per share	$3.08	$1.28	$1.80	140.6
$2.36	$0.77	$1.59	206.5	Diluted earnings per share	$3.04	$1.27	$1.77	139.4

				EPS before FX on LTD and other specified items (2)
$1.01	$0.88	$0.13	14.8	Basic earnings per share	$1.76	$1.41	$0.35	24.8
$1.00	$0.87	$0.13	14.9	Diluted earnings per share	$1.74	$1.40	$0.34	24.3

158.3	158.9	(0.6)	(0.4)	Weighted average number of shares outstanding (millions)	158.4	158.8	(0.4)	(0.3)

75.1	75.5	(0.4)	—	Operating ratio (4) (%)	77.2	78.8	(1.6)	—

9.8	8.3	1.5	—	ROCE before FX on LTD and other specified items (after tax)(2) (4)(%)	9.8	8.3	1.5	—

37.7	42.1	(4.4)	—	Net debt to net debt plus equity (%)	37.7	42.1	(4.4)	—

$274.2	$265.4	$8.8	3.3	EBIT before FX on LTD and other specified items (2) (4) (millions)	$496.5	$445.1	$51.4	11.5

$392.0	$376.1	$15.9	4.2	EBITDA before FX on LTD and other specified items (2) (4) (millions)	$729.1	$665.3	$63.8	9.6

(1)	Certain comparative period figures have been reclassified to current presentation.

(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(3)	Income tax on FX on LTD is discussed in the current MD&A in the “Other Income Statement Items” section – “Income Taxes”.

(4)	EBIT: Earnings before interest and taxes.

EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

Second Quarter					Year-to-date
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%

				Commodity Data

				Freight Revenues (millions)
$206.4	$173.5	$32.9	19.0	- Grain	$417.7	$339.1	$78.6	23.2
143.5	198.7	(55.2)	(27.8)	- Coal	303.7	364.3	(60.6)	(16.6)
105.5	116.9	(11.4)	(9.8)	- Sulphur and fertilizers	198.6	236.2	(37.6)	(15.9)
75.8	86.1	(10.3)	(12.0)	- Forest products	159.2	167.2	(8.0)	(4.8)
150.3	127.2	23.1	18.2	- Industrial and consumer products	298.6	258.1	40.5	15.7
91.9	81.7	10.2	12.5	- Automotive	170.2	151.6	18.6	12.3
313.0	286.1	26.9	9.4	- Intermodal	605.6	546.3	59.3	10.9

$1,086.4	$1,070.2	$16.2	1.5	Total Freight Revenues	$2,153.6	$2,062.8	$90.8	4.4

				Millions of Revenue Ton-Miles (RTM)
7,048	6,160	888	14.4	- Grain	14,522	12,297	2,225	18.1
4,735	6,210	(1,475)	(23.8)	- Coal	9,789	11,938	(2,149)	(18.0)
3,858	5,382	(1,524)	(28.3)	- Sulphur and fertilizers	7,313	10,879	(3,566)	(32.8)
2,264	2,665	(401)	(15.0)	- Forest products	4,698	5,186	(488)	(9.4)
4,162	3,819	343	9.0	- Industrial and consumer products	8,503	7,747	756	9.8
746	658	88	13.4	- Automotive	1,349	1,228	121	9.9
7,055	6,888	167	2.4	- Intermodal	13,782	13,227	555	4.2

29,868	31,782	(1,914)	(6.0)	Total RTMs	59,956	62,502	(2,546)	(4.1)

				Freight Revenue per RTM (cents)
2.93	2.82	0.11	3.9	- Grain	2.88	2.76	0.12	4.3
3.03	3.20	(0.17)	(5.3)	- Coal	3.10	3.05	0.05	1.6
2.73	2.17	0.56	25.8	- Sulphur and fertilizers	2.72	2.17	0.55	25.3
3.35	3.23	0.12	3.7	- Forest products	3.39	3.22	0.17	5.3
3.61	3.33	0.28	8.4	- Industrial and consumer products	3.51	3.33	0.18	5.4
12.32	12.42	(0.10)	(0.8)	- Automotive	12.62	12.35	0.27	2.2
4.44	4.15	0.29	7.0	- Intermodal	4.39	4.13	0.26	6.3
3.64	3.37	0.27	8.0	Freight Revenue per RTM	3.59	3.30	0.29	8.8

				Carloads (thousands)
89.2	79.6	9.6	12.1	- Grain	181.6	155.5	26.1	16.8
68.5	91.0	(22.5)	(24.7)	- Coal	147.2	176.9	(29.7)	(16.8)
41.6	54.0	(12.4)	(23.0)	- Sulphur and fertilizers	80.6	109.5	(28.9)	(26.4)
33.8	40.4	(6.6)	(16.3)	- Forest products	71.4	79.7	(8.3)	(10.4)
80.9	79.9	1.0	1.3	- Industrial and consumer products	160.6	161.5	(0.9)	(0.6)
46.8	44.6	2.2	4.9	- Automotive	89.1	86.6	2.5	2.9
295.5	285.0	10.5	3.7	- Intermodal	577.3	552.3	25.0	4.5

656.3	674.5	(18.2)	(2.7)	Total Carloads	1,307.8	1,322.0	(14.2)	(1.1)

				Freight Revenue per Carload
$2,314	$2,180	$134	6.1	- Grain	$2,300	$2,181	$119	5.5
2,095	2,184	(89)	(4.1)	- Coal	2,063	2,059	4	0.2
2,536	2,165	371	17.1	- Sulphur and fertilizers	2,464	2,157	307	14.2
2,243	2,131	112	5.3	- Forest products	2,230	2,098	132	6.3
1,858	1,592	266	16.7	- Industrial and consumer products	1,859	1,598	261	16.3
1,964	1,832	132	7.2	- Automotive	1,910	1,751	159	9.1
1,059	1,004	55	5.5	- Intermodal	1,049	989	60	6.1
$1,655	$1,587	$68	4.3	Freight Revenue per Carload	$1,647	$1,560	$87	5.6

(1)	Certain comparative period figures have been reclassified to current presentation.

Summary of Rail Data (Page 3)

Second Quarter					Year-to-date
2006	2005(1)	Variance	%		2006	2005(1)	Variance	%
				Operations and Productivity
58,099	62,404	(4,305)	(6.9)	Freight gross ton-miles (GTM) (millions)	115,113	120,820	(5,707)	(4.7)
29,868	31,782	(1,914)	(6.0)	Revenue ton-miles (RTM) (millions)	59,956	62,502	(2,546)	(4.1)
16,278	16,680	(402)	(2.4)	Average number of active employees	15,773	16,074	(301)	(1.9)
16,504	16,973	(469)	(2.8)	Number of employees at end of period	16,504	16,973	(469)	(2.8)

1.9	1.9	—	—	FRA personal injuries per 200,000 employee-hours	2.0	2.3	(0.3)	(13.0)
1.9	1.3	0.6	46.2	FRA train accidents per million train-miles	1.6	2.2	(0.6)	(27.3)

2.84	2.63	0.21	8.0	Total operating expenses per RTM (cents)	2.89	2.67	0.22	8.2
1.46	1.34	0.12	9.0	Total operating expenses per GTM (cents)	1.50	1.38	0.12	8.7
0.55	0.52	0.03	5.8	Compensation and benefits expense per GTM (cents)	0.58	0.54	0.04	7.4
3,569	3,741	(172)	(4.6)	GTMs per average active employee (000)	7,298	7,516	(218)	(2.9)

25.0	22.0	3.0	13.6	Average train speed – AAR definition (mph)	25.1	21.9	3.2	14.6
20.2	27.5	(7.3)	(26.5)	Terminal dwell time – AAR definition (hours)	20.7	29.4	(8.7)	(29.6)
134.0	124.3	9.7	7.8	Car miles per car day	133.1	119.8	13.3	11.1
82.4	88.2	(5.8)	(6.6)	Average daily total cars on-line – AAR definition (000)	81.6	87.7	(6.1)	(7.0)

1.19	1.16	0.03	2.6	U.S. gallons of locomotive fuel per 1,000 GTMs – freight & yard	1.22	1.21	0.01	0.8
69.1	72.1	(3.0)	(4.2)	U.S. gallons of locomotive fuel consumed – total (millions) (2)	140.2	145.7	(5.5)	(3.8)

0.886	0.806	0.080	9.9	Average foreign exchange rate (US$/Canadian$)	0.879	0.810	0.069	8.5
1.129	1.241	(0.112)	(9.0)	Average foreign exchange rate (Canadian$/US$)	1.138	1.234	(0.096)	(7.8)

(1)	Certain comparative period figures have been reclassified to conform with current presentation or have been updated to reflect new information.

(2)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.